New York - AG	January 20, 2021
Toronto – FR
Frankfurt – FMV

First Majestic Produces 5.5M Silver Eqv. Oz in Q4 2020 (3.5M Silver Oz and 26K Gold Oz); Provides 2021 Outlook and Conference Call Details

Vancouver, BC, Canada - First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce the Company’s fourth quarter and full year 2020 production results, as well as production and cost guidance for 2021. The Company’s fourth quarter and full year 2020 financial results are scheduled to be released on February 18, 2021.

Q4 2020 HIGHLIGHTS
•Total production reached 5.5 million silver equivalent ounces, representing a 5% increase over the prior quarter.
•Silver production reached 3.5 million ounces, representing a 9% increase over the prior quarter and the Company’s second highest quarterly silver production.
•Gold production reached 26,343 ounces, representing a 2% increase from the prior quarter.
•San Dimas produced 1.9 million ounces of silver and 19,980 ounces of gold, representing an increase of 16% and 9%, respectively, from the prior quarter and the highest quarterly silver production since acquiring the mine in May 2018.
•La Encantada produced 1.1 million silver ounces, representing a 12% increase from the prior quarter and the highest quarterly production since Q2 2013.
•At the end of the fourth quarter, 25 exploration drill rigs were active across the Company’s mines and projects consisting of 12 rigs at San Dimas, seven rigs at Santa Elena, four rigs at La Encantada and two rigs at La Parrilla.

FY 2020 HIGHLIGHTS
•Silver production of 11.6 million ounces achieved the top-end of the Company’s revised guidance range of producing between 11.0 to 11.7 million ounces of silver. Strong silver production from La Encantada and San Dimas in the second half of 2020 helped to offset some of the production losses resulting from the national COVID-19 shutdowns which occurred in the second quarter of 2020.
•Gold production in 2020 reached 100,081 ounces and slightly below the Company’s guidance range of producing between 106,000 to 112,000 ounces. The slight miss was primarily due to lower production rates at Santa Elena and lower gold grades at San Dimas in the second half of 2020.
•La Encantada produced 3.5 million silver ounces, representing a 14% increase from the prior year and beating the Company’s revised production guidance of between 3.1 to 3.3 million silver ounces. In addition, La Encantada recorded its highest annual silver production since 2014.

•Achieved record consolidated average silver recoveries of 88%, the highest in the Company’s 18-year history due to the continued success with fine grinding technologies and mill modifications.
•La Encantada achieved average silver recoveries of 78% in 2020 marking its highest annual recovery rate in the Company’s history.
•Completed 2,292 metres of underground development at the Ermitaño project near Santa Elena in advance of production ramp up scheduled for early 2022.
•Construction of the liquid natural gas (“LNG”) facility at Santa Elena was approximately 90% complete at year end and remains on schedule to begin commissioning in February 2021 with initial power delivery expected in Q2 2021.
•Completed 156,244 metres of exploration drilling in 2020.
•Ended the year with record cash and cash equivalents balance of US$238.6 million.

“First Majestic posted another strong year in 2020 despite the many challenges brought on by the COVID-19 pandemic and Mexico’s two-month national shutdown,” said Keith Neumeyer, President & CEO. “Nevertheless, our team quickly adapted to the new normal and outperformed in the second half of the year. During the fourth quarter, silver production at La Encantada and San Dimas again exceeded our expectations. At La Encantada, silver production hit a six year high due to continued improvements in recoveries and underground production from the caving areas. San Dimas had a strong close to 2020 by producing 3.5 million silver equivalent ounces in the fourth quarter and the highest quarterly silver production while under our ownership.”

Mr. Neumeyer continues, “In 2021, we expect an increase of up to 20% in consolidated silver production across the three operating mines. In addition, our investment in underground development at the Ermitaño project near Santa Elena will kick into high gear in order to prepare the area for production ramp up in early 2022. Along with a few other projects currently being advanced, we now have a clear path to achieving our goal of producing 30 million silver equivalent ounces by 2023.”

FY2020 Mine by Mine Production Table:

Mine	Ore Processed	Tonnes per Day	Ag Grade (g/t)	Au Grade (g/t)	Ag Recovery %	Au Recovery	Ag Oz Produced	Au Oz Produced	Equivalent Ag Ounces
San Dimas	713,064	1,954	297	3.24	94%	96%	6,399,667	71,598	12,670,526
Santa Elena	640,276	1,754	88	1.43	93%	96%	1,692,761	28,242	4,181,708
La Encantada	860,613	2,358	162	0.01	78%	90%	3,505,953	241	3,526,776
Total	2,213,953	6,066	184	1.46	88%	96%	11,598,380	100,081	20,379,010
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*The following prices were used in the calculation of silver equivalent ounces: Silver: $20.55 per ounce; Gold: $1,770 per ounce.

Production Details Table:

Q4 2020	Q3 2020	Q/Q Change	Consolidated Production Results	FY 2020	FY 2019	Q/Q Change
625,332	655,920	(5%)	Ore processed / tonnes milled	2,213,953	2,831,999	(22%)
5,477,492	5,201,085	5%	Total production - ounces of silver equivalent	20,379,010	25,554,288	(20%)
3,452,959	3,158,866	9%	Total silver ounces produced	11,598,380	13,241,118	(12%)
26,343	25,771	2%	Gold ounces produced	100,081	134,580	(26%)

QUARTERLY REVIEW

Total ore processed during the quarter at the Company's mines amounted to 625,332 tonnes, representing a 5% decrease compared to the previous quarter. The decrease in tonnes processed was primarily due to lower production at Santa Elena’s Main Vein partially offset by higher production rates at San Dimas.

Consolidated silver and gold grades in the quarter averaged 194 g/t and 1.37 g/t, respectively, compared to 170 g/t and 1.27 g/t, respectively, in the previous quarter. The increase in consolidated grades were primarily due to the increased tonnage of higher grade material at San Dimas and La Encantada.

Consolidated silver and gold recoveries were fairly consistent averaging 89% and 96%, respectively, during the quarter. La Encantada continues to achieve higher recoveries as a result of improved blending procedures of stockpiles and processing ore with low manganese content.

Quarterly Mine by Mine Production Table:

Mine	Ore Processed	Tonnes per Day	Ag Grade (g/t)	Au Grade (g/t)	Ag Recovery %	Au Recovery	Ag Oz Produced	Au Oz Produced	Equivalent Ag Ounces
San Dimas	208,648	2,268	309	3.10	94%	96%	1,941,286	19,980	3,477,062
Santa Elena	168,276	1,829	83	1.22	93%	96%	418,153	6,294	901,630
La Encantada	248,408	2,700	172	0.01	80%	90%	1,093,521	69	1,098,800
Total	625,332	6,797	194	1.37	89%	96%	3,452,959	26,343	5,477,492
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*The following prices were used in the calculation of silver equivalent ounces: Silver: $24.39 per ounce; Gold: $1,874 per ounce.

At the San Dimas Silver/Gold Mine:
•San Dimas recorded its highest quarterly silver production under First Majestic’s ownership during the fourth quarter. The operation produced 1,941,286 ounces of silver and 19,980 ounces of gold representing an increase of 16% and 9%, respectively, compared to the prior quarter for a total production of 3,477,062 silver equivalent ounces.
•The mill processed a total of 208,648 tonnes with average silver and gold grades of 309 g/t and 3.10 g/t, respectively.
•Silver and gold recoveries during the quarter averaged 94% and 96%, respectively.
•The Central Block and Sinaloa Graben areas contributed approximately 72% and 24%, respectively, of the total production during the quarter. In addition, the Tayoltita and El Cristo areas contributed approximately 4% of total production in the quarter.
•A total of 12 drill rigs, consisting of three surface rigs and nine underground rigs, were active at the end of the quarter.
•The Company is expecting to release an updated NI 43-101 Technical Report on San Dimas by the end of the first quarter of 2021.

At the Santa Elena Silver/Gold Mine:
•During the quarter, Santa Elena produced 418,153 ounces of silver and 6,294 ounces of gold representing a decrease of 17% and 15%, respectively, compared to the prior quarter for a total production of 901,630 silver equivalent ounces.
•The mill processed a total of 168,276 tonnes, consisting of 105,591 tonnes of underground ore and 62,685 tonnes from the above ground heap leach pad. The decrease in tonnes was primarily due to having limited contractor and equipment availability during the quarter. The Company expects mine and plant production to return to normal operating rates by the second quarter of 2021 following improvements in underground ore haulage and increased production at the Main, Alejandra Bajo and America veins.
•Silver and gold grades from underground ore averaged 113 g/t and 1.58 g/t, respectively, while silver and gold grades from the above ground heap leach pad averaged 33 g/t and 0.61 g/t, respectively.

•Silver and gold recoveries averaged 93% and 96%, respectively, during the quarter. The Company continues to advance the SAG mill circuit conversion at Santa Elena and anticipates the mill to be commissioned in the third quarter of 2021. Lower operating costs are expected to be achieved once the mill is fully commissioned due to having lower power requirements compared to a standard ball mill as well as a reduction in chemical reagents and steel balls.
•The LNG generators were successfully installed at Santa Elena’s new LNG power facility during the quarter and the project was approximately 90% complete at year end. Electromechanical activities such as the installation of the natural gas pipelines, cooling system, instrumentation and controls, plant safety infrastructure and connection of the main electric cables continued throughout the quarter. Dry-testing and commissioning activities are scheduled to start in February. The power generation plant is expected to be fully operational in the second quarter after completing the commissioning and ramp-up period.
•At the Ermitaño project near Santa Elena, the Company completed approximately 923 metres of underground development during the quarter. The underground ventilation circuit, which ties together the West and East ramps, was completed at the end of November. On surface, the construction of the transmission power line and housing for the temporary diesel generators were completed. The diesel generators were delivered to site in early January and are currently undergoing installation.
•A total of seven drill rigs, consisting of five surface rigs and two underground rigs, were active at the end of the quarter.
•The Company is expecting to release an updated NI 43-101 Technical Report on Santa Elena by the end of the first quarter of 2021.

At the La Encantada Silver Mine:
•During the quarter, La Encantada processed 248,408 tonnes of ore and produced 1,093,521 ounces of silver, or approximately 12% above the previous quarter and the highest quarterly production since Q2 2013.
•Silver grades and recoveries during the quarter averaged 172 g/t and 80%, respectively.
•Strong production from the San Javier and La Prieta caving areas contributed approximately 81% of the total silver production during the quarter. Caving production benefited from higher than expected grades and tonnage during the quarter.
•The mill modernization project designed to improve processing efficiencies had some installation delays throughout 2020 due to the impacts caused by the COVID-19 pandemic. As a result, the project is expected to continue into 2021 with the installation of new scrubbers for the foundry, main gear replacement and new impellers for two thickener tanks, filter press upgrades and improvements to the electrical control room.
•A total of four drill rigs, consisting of one surface rig and three underground rigs, were active at the end of the quarter.
•The Company is expecting to release an updated NI 43-101 Technical Report on La Encantada by the end of the first quarter of 2021.

2021 GUIDANCE

The Company expects 2021 production from its three operating mines to range between 12.5 to 13.9 million ounces of silver and 100,000 to 112,000 ounces of gold for total production (with gold credits converted to silver ounces) of between 20.6 to 22.9 million silver equivalent ounces. Based on the midpoint of the guidance range the Company expects a 14% increase in silver production and a 7% increase in total production when compared to 2020. The increases are primarily due to higher throughputs and silver grades at San Dimas and having a full year of production following Mexico’s two month national shutdown in 2020, offset by a lower silver to gold ratio which impacts the calculation of conversion to silver equivalent ounces.

A mine-by-mine breakdown of the 2021 production guidance is included in the table below. Effective 2021, the Company is adjusting its cost guidance and future reporting to reflect cash costs and all-in sustaining cost per ounce (“AISC”) on a per silver equivalent payable ounces compared to previous disclosure of only silver payable ounces. For 2021, the Company is using an 80:1 silver to gold ratio compared to a 100:1 silver to gold ratio in its revised 2020 guidance. Metal price and foreign currency assumptions for calculating equivalents are silver $22.50/oz, gold $1,800/oz, MXN:USD 20:1.

Mine	Silver Oz (M)	Gold Oz (k)	Silver Eqv Oz (M)	Cash Costs per AgEq Oz ($)	AISC per AgEq Oz ($)
San Dimas	7.1 - 8.0	72 - 80	12.9 - 14.4	7.94 - 8.43	11.36 - 12.23
Santa Elena	2.0 - 2.2	29 - 32	4.3 - 4.8	12.93 - 13.71	16.49 - 17.68
La Encantada	3.4 - 3.7	0	3.4 - 3.7	11.20 - 11.89	13.72 - 14.70
Totals:	12.5 - 13.9	100 - 112	20.6 - 22.9	$9.52 - $10.10	$14.81 - $15.99

* Certain amounts shown may not add exactly to the total amount due to rounding differences.
* Cash Costs and AISC are non-GAAP measures. Consolidated AISC includes Corporate General & Administrative cost estimates and non-cash costs of $1.74 to $1.94 per payable silver equivalent ounce. The Company calculates consolidated AISC in the manner set out in the table below.

The Company is projecting its 2021 AISC to be within a range of $14.81 to $15.99 on a per consolidated payable silver equivalent ounce basis. Excluding non-cash items, the Company anticipates its 2021 AISC to be within a range of $14.17 to $15.29 per payable silver equivalent ounce. An itemized AISC cost table is provided below:

All-In Sustaining Cost Calculation(1)	FY 2021 ($ / AgEq Oz)
Total Cash Costs per Payable Silver Equivalent Ounce(2)	9.52 - 10.10
General and Administrative Costs	1.10 - 1.23
Sustaining Development Costs	1.37 - 1.53
Sustaining Property, Plant and Equipment Costs	1.04 - 1.16
Sustaining Exploration Costs	0.02 - 0.03
Workers Participation Costs	0.74 - 0.82
Lease Payments	0.37 - 0.42
Share-based Payments (non-cash)	0.52 - 0.58
Accretion of Reclamation Costs (non-cash)	0.12 -0.13
All-In Sustaining Costs:	$14.81 - $15.99
All-In Sustaining Costs: (excluding non-cash items)	$14.17 - $15.29

1.AISC is a non-GAAP measure and is calculated based on the Company’s consolidated operating performance. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles, the definition of “sustaining costs” and the distinction between sustaining and expansionary capital costs.
2.Total cash cost per payable silver equivalent ounce includes estimated royalties and 0.5% mining environmental fee of $0.11 per payable silver equivalent ounce.

Ermitaño Development and Construction Remain Key Focus in 2021

Since its initial discovery in 2016, the high-grade Ermitaño project has been a major priority exploration project for the Company. Located only four kilometres east of the existing Santa Elena milling facility, the project has the potential to add significant mine life to the Santa Elena operation.

Since 2016, the Company has completed approximately 72,270 metres of diamond drilling on the property to define the current Indicated Resource of 4.7 million ounces of silver and 311,000 ounces of gold, or 30.4 million silver equivalent ounces grading an average 449 AgEq g/t (70 g/t silver and 4.59 g/t gold). In addition, Inferred Resources totaling 7.0 million ounces of silver and 370,000 ounces of gold, or 37.5 million silver equivalent ounces grading an average 312 AgEq g/t (58 g/t silver and 3.08 g/t gold) have been defined. The Company is planning to release a Preliminary Economic Assessment (“PEA”) for Ermitaño with an effective cut-off date of June 30, 2020 and an updated Resource statement, with an effective cut-off date of December 31, 2020, by the end of the first quarter of 2021. Furthermore, the Company is currently conducting hydrogeological and geotechnical drilling which will be used as key study work for an upcoming Pre-Feasibility Study (“PFS”) on the project. The PFS is expected to be released in the second half of 2021 and will define initial Reserves, production rates, costs and estimated life of mine for the Ermitaño project.

In 2021, the Company has budgeted a total of $42.1 million to be invested at Ermitaño and expects to begin initial test block mining by mid-2021 to assess the geotechnical conditions, subject to delineation drilling results, and extract approximately 30,000 to 60,000 tonnes of material to be used for industrial metallurgical testing. Investment in development will prepare Ermitaño for initial limited mine production in the second half of 2021 followed by additional stope preparation and ramp up activities in early 2022. Procurement for the underground mining fleet is expected to occur in the first half of 2021. In addition, blending and batching test work is expected to be completed by mid-year to determine the ideal processing procedure to apply at the Santa Elena processing plant.

Investing for Future Growth

In 2021, the Company plans to invest a total of $168.4 million on capital expenditures consisting of $55.7 million for sustaining investments and $112.7 million for expansionary projects (including $42.1 million on the Ermitaño project). This represents a 28% increase compared to the revised 2020 capital budget and is aligned with the Company’s future growth strategy of investments in fine grinding technology, processing plant modernizations and to prepare the Ermitaño project for production in early 2022.

The 2021 annual budget includes total capital investments of $75.9 million to be spent on underground development; $49.8 million towards property, plant and equipment; $27.6 million in exploration; and $15.1 million towards corporate processing innovation projects. Management may revise the guidance and budget during the year to reflect actual and anticipated changes in metal prices or to the business.

The Company plans to increase underground development in 2021 to approximately 47,000 metres compared to 38,504 metres completed in 2020. The 2021 development program consists of approximately 27,800 metres at San Dimas; 8,800 metres at Santa Elena; 4,600 metres at La Encantada; and 5,800 metres at the Ermitaño project near Santa Elena. This year-over-year increase is primarily due to the return to normal operating levels following the two-month national shutdown in the second quarter of 2020 as well as higher development rates at Santa Elena following haulage contractor challenges caused by the COVID-19 pandemic. In addition, higher development rates are planned at the Ermitaño project in order to prepare the mine for initial production in early 2022.

The Company also plans to increase exploration drilling in 2021 to approximately 184,150 metres compared to 156,244 metres completed in 2020. The 2021 drilling program will consist of approximately 104,000 metres at San Dimas with infill and step out holes focusing on near mine and brownfield targets in the West, Central, and Tayoltita blocks; 37,600 metres at Santa Elena with near mine, brownfield and greenfield holes continuing to test the Main, America and Alejandra veins and new targets north and south of the mine area; 14,550 metres at La Encantada with infill and step out holes testing the potential of several near mine and brownfield targets; 13,900 metres at the Ermitaño project intended to increase resource confidence and add new mineral resources; and 7,600 metres at Del Toro and 6,500 metres at La Parrilla intended to test new brownfield and greenfield targets identified through generative exploration in 2020.

Mr. Ramon Mendoza Reyes, Vice President Technical Services for First Majestic, is a "Qualified Person" as such term is defined under National Instrument 43-101 and has reviewed and approved the technical information disclosed in this news release.

Conference Call

The Company will be holding a conference call and webcast today, January 20, 2021 at 8:00 am PT (11:00 am ET) to discuss the quarterly production results as well as its 2021 production, cost and capital guidance. To participate in the conference call, please dial the following:

Toll Free Canada & USA:     1-800-319-4610
Outside of Canada & USA:    1-604-638-5340
Toll Free Germany:         0800 180 1954
Toll Free UK:             0808 101 2791

Participants should dial in 10 minutes prior to the conference.

Click on “January 20, 2021 Webcast Link” on the First Majestic homepage as a simultaneous audio webcast of the conference call will be posted at www.firstmajestic.com.

The conference call will be recorded, and you can listen to an archive of the conference by calling:

    Canada & USA Toll Free:    1-800-319-6413
    Outside Canada & USA:        1-604-638-9010
    Access Code:             5906 followed by the # sign

The replay will be available approximately one hour after the conference and will available for seven days following the conference. The replay will also be available on the Company’s website for one month.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine. Production from these mines are projected to be between 12.5 to 13.9 million silver ounces or 20.6 to 22.9 million silver equivalent ounces in 2021.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; capital expenditures; the timing and amount of estimated future production; recovery rates; mine plans and mine life; the future price of silver and other metals; costs; costs and timing of the development of new deposits; capital projects and exploration activities and the possible results thereof; completion of technical reports and the timing of release. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics or public health crises on our operations and workforce, and the effects on global economies and society, actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; fluctuations in costs; labour relations; availability and performance of contractors; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation including appeals of judgments; resolutions of claims and arbitration proceedings; negotiations and regulatory proceedings; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.